EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

October 10, 2013.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on October 10, 2013.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

October 18, 2013.

Schedule "A"

PRESS RELEASE

Banro Provides Q3 2013 Production Update for its Twangiza Gold Mine, DRC,
Brief Operations Overview and Comment on Additional Funding for the Namoya
Project

-  20,784 ounces of gold produced in the third quarter of 2013
- Namoya on track for first gold production in Q4 2013
- Additional funding arranged through Auramet and BCDC

Toronto, Canada – October 10, 2013 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide Q3 gold production, a brief operations update for its Twangiza Gold Mine and Namoya construction project in the Democratic Republic of the Congo (the “DRC”) and details of additional funding arrangements.

Twangiza produced 20,784 ounces of gold for the third quarter of 2013, as Twangiza continued to optimize its processes and undergo its planned expansion to increase future throughput to up to 1.7 million tonnes per year.

The Company’s third quarter production results are as follows:

	Units	Q3 2013	Q2 2013	Q1 2013
Total ore mined	Tonnes	494,535	405,283	492,529
Total ore milled	Tonnes	266,320	235,730	239,100
Head grade	g/t Au	2.83	2.91	3.04
Recovery	%	82.9	83.4	84.5
Strip ratio	t:t	1.36	1.64	0.98
Gold production	Ounces	20,784	19,347	19,602
Average gold price received	US$/ounce	$1,329	1,342	1,621

At Twangiza, the second phase of the expansion program is proceeding on schedule with completion of the construction and installation of the four new, larger-capacity, carbon-in-leach tanks. The removal and refurbishment of six of the smaller tanks is underway, with re-installation of these tanks expected during the fourth quarter of this year, providing increased leach capacity. Upon completion of all phases of this expansion, including the addition of a second carbon kiln and a second elution circuit, it is anticipated that higher throughputs of up to 140,000 tonnes per month and improved gold recoveries will be achieved during 2014.

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Namoya Project
Progress at the Namoya project continues and it is expected that the stacking of the heap leach pads will commence in early Q4, leading to Namoya’s first gold pour before year end.

Additional Funding and Gold Prepayment Arrangement
Banro has arranged US$20 million in additional loans for completion of the Namoya project and operating expenses for the early months of production at Namoya through two sources: US$10 million from the DRC bank, Banque Commerciale du Congo (“BCDC”), and US$10 million through the resource fund of Auramet Trading, LLC (“Auramet”), the organization through which Banro currently sells gold produced from its Twangiza mine.  The US$10 million BCDC loan is repayable starting February 28, 2014 in ten equal monthly installments of US$1 million and a final installment of US$384,174, with an annual interest rate of 8%.  The US$10 million in loans from the resource fund of Auramet are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, with the number of ounces to be delivered to be based in part on the gold price at closing (which is expected to be October 22, 2013).  To illustrate, assuming a gold price on closing of US$1,360 per ounce, 1,497 ounces of gold would be delivered each month from July 2014 to December 2014.  Banro has also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed US$7.5 million.  This gold prepayment arrangement will be in place until February 2014.

Qualified Person

Daniel K. Bansah, Head of Operations and Projects, and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and gold recoveries, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated

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economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.